Sentinel Omaha

Limited Liability Company

and Subsidiaries

Consolidated Financial Statements

December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Members of

Sentinel Omaha Limited Liability Company:

We have audited the accompanying consolidated statement of assets and liabilities, including the consolidated schedule of investments, of Sentinel Omaha Limited Liability Company and Subsidiaries (collectively, the “Company”) as of December 31, 2017, and the related consolidated statements of operations, changes in net assets, and cash flows for the year then ended and the related notes. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sentinel Omaha Limited Liability Company and Subsidiaries as of December 31, 2017, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2010.

New York, NY

/s/ Mazars USA LLP

February 23, 2018

SENTINEL OMAHA LIMITED LIABILITY COMPANY AND SUBSIDIARIES

TABLE OF CONTENTS

December 31, 2017

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

CONSOLIDATED FINANCIAL STATEMENTS

Statement of Assets and Liabilities	2

Schedule of Investments	3

Statement of Operations	4

Statement of Changes in Net Assets	5

Statement of Cash Flows	6

Notes to Consolidated Financial Statements	7 - 12

SENTINEL OMAHA LIMITED LIABILITY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES

December 31, 2017

ASSETS

Investment in real estate properties, at fair value
(cost - $309,475,018)	$368,600,000

Cash and cash equivalents	3,016,190

Cash held in escrow by lenders	6,580,783

Prepaid expenses and other assets	817,537

Tenant security deposits	198,982

Total assets	379,213,492

LIABILITIES

Mortgage notes, bonds and credit facilities payable
(cost - $207,187,117)	207,187,117

Accounts payable and accrued expenses	3,980,115

Tenant security deposits payable	942,279

Prepaid rent	29,583

Deferred revenue	52,961

Total liabilities	212,192,055

NET ASSETS	$167,021,437

The accompanying notes are an integral part of these consolidated financial statements.

SENTINEL OMAHA LIMITED LIABILITY COMPANY AND SUBSIDIARIES

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2017

		Number of	Purchase	Historical	Fair
Property	Location	Units	Allocation (1)	Cost (2)	Value (3)

Arbor Hills	Antioch, TN	548	$32,320,781	$37,608,392	$52,400,000
Arbors of Dublin	Dublin, OH	288	16,771,849	20,167,919	24,450,000
Brentwood Oaks	Nashville, TN	262	20,256,609	23,891,106	30,975,000
Cornerstone	Independence, MO	420	36,183,516	39,557,502	48,900,000
Covey at Fox Valley	Aurora, IL	216	23,511,386	27,174,297	26,900,000
The Greenhouse	Omaha, NE	129	17,586,793	19,771,026	13,150,000
Jackson Park Place	Fresno, CA	376	43,633,006	49,085,060	50,525,000
Littlestone of Village Green	Gallatin, TN	200	14,598,998	17,018,711	21,700,000
Oakwell Farms	Hermitage, TN	410	28,050,074	33,204,352	47,300,000
The Reserve at Wescott Plantation	Summerville, SC	288	22,236,472	27,871,310	29,550,000
Woodberry	Asheville, NC	168	11,899,182	14,125,343	22,750,000

Total		3,305	$267,048,666	$309,475,018	$368,600,000

(1)	Historical cost equals the purchase price allocation plus capital improvements made from the acquisition date through December 31, 2017.
(2)	Fair value is as determined by an independent appraiser at December 31, 2017.
(3)	Fair value is determined by contracts or bona fide offers.
(4)	Fair value of the investments in real estate as a percentage of net assets is 220.69%.

The accompanying notes are an integral part of these consolidated financial statements.

SENTINEL OMAHA LIMITED LIABILITY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2017

INVESTMENT INCOME:

Base rent	$37,922,447
Other rental income	3,565,611

Total investment income	41,488,058

EXPENSES:

Payroll and related costs	5,408,997
Real property taxes	4,644,637
Repairs and maintenance	3,805,976
Utilities	2,376,525
Property management fees	1,870,302
Insurance	785,997
General and administrative	727,182
Advertising	610,712

Total expenses	20,230,328

NET INVESTMENT INCOME BEFORE OTHER EXPENSES	21,257,730

OTHER EXPENSES:

Interest income (expense)	547

Interest on mortgage notes, bonds, and credit facilities payable	(6,391,310)
Professional fees	(645,500)

Amortization of deferred financing costs	(70,000)

Total other expenses	(7,106,263)

NET INVESTMENT INCOME	14,151,467

Net unrealized appreciation of investment in real estate properties	44,121,909

Net unrealized deppreciation of interest rate cap and swap agreements	(47,787)

Realized loss on sale of real estate properties	(20,492,141)

Net unrealized gain and realized loss	23,581,981

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$37,733,448

The accompanying notes are an integral part of these consolidated financial statements.

SENTINEL OMAHA LIMITED LIABILITY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the year ended December 31, 2017

	Member I	Member II	Member III	Total

Net assets at the beginning of the year	$45,250,802	$45,250,802	$38,786,385	$129,287,989

Net investment income	4,953,013	4,953,013	4,245,441	14,151,467

Net unrealized appreciation of investment
in real estate properties	15,442,668	15,442,668	13,236,573	44,121,909

Net unrealized appreciation of interest
rate cap and swap agreements	(16,725)	(16,725)	(14,337)	(47,787)

Realized loss on sale of investment in
real estate properties	(7,172,249)	(7,172,249)	(6,147,643)	(20,492,141)

Net assets at end of the year	$58,457,509	$58,457,509	$50,106,419	$167,021,437

The accompanying notes are an integral part of these consolidated financial statements.

SENTINEL OMAHA LIMITED LIABILITY COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net increase in net assets resulting from operations	$37,733,448
Adjustments to reconcile net increase in net assets to
net cash used in operating activities:
Net unrealized appreciation of investment in real estate properties	(44,121,909)
Net unrealized depreciation of interest rate cap and swap agreements	47,787
Realized loss on sale of investment in real estate	20,492,141
Amortization of deferred financing costs	70,000
Changes in operating assets and liabilities:
Increase in cash held in escrow by lenders	(1,429,179)
Decrease in prepaid expenses and other assets	281,223
Increase in accounts payable and accrued expenses	322,439
Decrease in deferred revenue	(60,337)
Decrease in prepaid rent	(118,215)
Decrease in tenant security deposit payable	(146,565)

Net cash provided by operating activities	13,070,833

CASH FLOWS FROM INVESTING ACTIVITIES:

Capital additions to real estate properties	(5,011,304)
Decrease in restricted cash	1,352,171
Net proceeds from sale of investment in real estate	38,501,072
Decrease in tenant security deposits	1,818

Net cash provided by investing activities	34,843,757

CASH FLOWS FROM FINANCING ACTIVITIES:

Payments of mortgage notes, bonds and credit facilities	(47,726,080)

Net cash used in financing activities	(47,726,080)

NET INCREASE IN CASH AND CASH EQUIVALENTS	188,510

CASH AND CASH EQUIVALENTS, beginning of period	2,817,680

CASH AND CASH EQUIVALENTS, end of period	$3,016,190

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$6,391,687

The accompanying notes are an integral part of these consolidated financial statements.

1.	ORGANIZATION

Sentinel Omaha Limited Liability Company and Subsidiaries (the "Company") was organized on June 4, 2007 as a Delaware limited liability company for the purpose of acquiring all of the outstanding stock of America First Apartment Investors, Inc. (“APRO”). Sentoma, LLC (the “Manager”), an affiliate of one of the members, serves as the Manager of the Company. Net profits and losses of the Company shall be allocated to the members of the Company in proportion to their respective percentage interests. The Company shall be dissolved upon the sale or other disposition of all or substantially all of the assets of the Company or the election to dissolve the Company made in writing by the Manager with the consent of the members.

In accordance with the Amended or Restated Limited Liability Company Agreement dated August 22, 2007 (the “Agreement”), the members have agreed to contribute, in cash, an additional $12,400,000 to the capital of the Company, as and when required, as determined by the Manager. In addition, no member shall have any liability to restore any negative balance in its capital account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.     Basis of Presentation - The accompanying consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company is an investment company as described in ASC 946, Financial Services - Investment Companies. The Company carries its investments and certain liabilities at fair value.

The Company acquired APRO through Sentinel White Plains LLC, a wholly-owned limited liability company, on September 18, 2007. Sentinel White Plains LLC holds the assets and liabilities of the properties formerly owned by APRO through wholly-owned single-asset limited partnerships or limited liability companies. The financial statements of these subsidiaries are consolidated with those of the Company. All significant transactions and balances between the Company and these subsidiaries have been eliminated.

b. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Estimates subject to material change in the near term include the fair value of real estate owned, fair value of mortgage notes, bonds, and credit facilities, and fair value of derivatives. Actual results could differ from those estimates.

c. Real Estate Property Valuation - Investment in real estate properties is reported at fair value. At December 31, 2017, the fair value of the investment in real estate properties is equal to the value determined by independent appraisals or determined by contracts or bona-fide offers. The estimated fair value of the underlying real estate is determined quarterly by the methods described in Note 7. No provision is made for depreciation of the historical cost of the real estate properties; however, the effects of actual physical deterioration or obsolescence, if any, were considered in applying the methods used in estimating fair value. Valuations are prepared by the investment advisor’s valuation group and represent their best judgment based upon a process of evaluating the current and future economic and market conditions and are approved by management.

The aggregate unrealized appreciation or depreciation on investments in real estate represents the net change between the fair value and the cost basis of the Company’s investments in real estate. The net change in unrealized appreciation or depreciation on investment in real estate for the current year also reflects the difference between the current fair value and the prior year recorded amount and is included in the consolidated statement of operations.

The fair values do not necessarily represent the prices at which the real estate investments would sell because market prices can only be determined by negotiating between a willing buyer and a willing seller.

Determination of fair value involves numerous estimates and subjective judgments that are subject to change in response to current and future economic and market conditions, including, among other things, demand for residential apartments, competition, and operating cost levels such as labor, energy costs and real estate taxes. Judgments regarding these factors are not subject to precise quantification or verification and may change from time to time as economic and market factors change and such changes may be material to the fair value presented.

Expenditures for improvements which, in the opinion of the Manager, increase the fair value of the real estate owned, generally renewals and betterments, are capitalized. Repair and maintenance costs are expensed as incurred.

d.     Cash and Cash Equivalents - For financial reporting purposes, overnight investments and short-term deposits with maturities of three months or less at the time of purchase are considered to be cash equivalents. At times, the Company’s cash and cash equivalents balance with financial institutions may exceed Federal Deposit Insurance Corporation insured limits. As of December 31, 2017, the Company maintains its cash balances with three major financial institutions and those cash balances exceed Federal Deposit Insurance Corporation insured limits by $3,505,734.

e.     Restricted Cash and Cash Held in Escrow by Lenders - Includes restricted deposits accounts maintained pursuant to the Company’s debt agreements and interest rate swap agreements.

f.     Deferred Financing Costs - Costs incurred in connection with the unsecured credit facility are capitalized and amortized using the straight-line method over the term of the related debt agreement.

g.     Derivative Financial Instruments - To manage or hedge its interest rate risk on its bonds and mortgage notes payable, the Company may enter into interest rate swap and cap agreements, which meet the definition of a derivative and are marked to fair value. Fair values of these derivatives are provided by counterparties and are recorded in the statement of assets and liabilities. The fair value of derivatives is equal to the premium paid, however, for the quarter in which they are acquired. The change in value is recorded in the statement of operations.

h.     Mortgage Notes, Bonds and Credit Facilities Payable - Mortgage notes, bonds payable and certain credit facilities owed by the Company are reported at fair value. The Manager has determined that the fair value of variable rate loans approximates its carrying value, due to the loan bearing interest at a variable rate, which is comparable to debt instruments currently available with similar terms and remaining maturities. Financial costs associated with such debt are expensed as incurred. The difference between the current fair value and the prior year fair value is reflected as a component of operations in the net unrealized depreciation on fair value of mortgages notes and bonds payable section of the accompanying consolidated statement of operations. The unsecured credit facility is carried at amortized cost.

i.     Rental Income - Leases at residential properties generally have terms of one year or less and rental income is recognized when payment is due pursuant to the terms of the leases. Reimbursements for utilities and other expense recoveries are recorded as revenue when earned.

j.     Income Taxes - Generally, there is no provision for federal income taxes in the accompanying consolidated financial statements as each member is responsible for reporting its allocable share of the income, gains, losses and credits of the Company. Generally, the Company’s U.S. tax returns are subject to examination by federal, state, and local authorities for a period of three years from the latter of the due date of such returns or the actual date the returns were filed.

k. Sales of Investment in Real Estate - Sales of real estate owned are recognized in accordance with U.S. generally accepted accounting principles, applicable to sales of real estate. Gain or loss on sales of real estate are recorded when title is conveyed to the buyer, subject to the buyer’s financial commitment being sufficient to provide economic substance to the sale and the Company having no substantial continuing involvement with the buyer. Net realized gain or loss on investments in real estate, if any, is the Company’s share of cash proceeds from disposition of investments in real estate less the cost basis and transaction costs.

3.	REAL ESTATE TRANSACTIONS

On May 11, 2017, investment in The Park at Countryside was sold for $9,300,000 in an all cash transaction. The cost basis of the property on the date of sale was $10,622,047 and resulted in a net loss of $1,614,520 after transaction closing costs of $292,473.

On May 25, 2017, investment in Morganton Place was sold for $13,790,000 in an all cash transaction. The cost basis of the property on the date of sale was $21,477,247 and resulted in a net loss of $7,959,800 after transaction closing costs of $272,553.

On May 25, 2017, investment in The Village at Cliffdale was sold for $16,287,000 in an all cash transaction. The cost basis of the property on the date of sale was $26,893,918 and resulted in a net loss of $10,917,821 after transaction closing costs of $310,903.

4.	MORTGAGE NOTES, BONDS AND CREDIT FACILITIES PAYABLE

The following summarizes the Company’s debt at December 31, 2017:

			INTEREST	MATURITY	MONTHLY	PRINCIPAL	FAIR VALUE
PROPERTY	Ref		RATE	DATE	PAYMENT	AT 12/31/17	AT 12/31/17

Mortgage Notes Payable:

Oakwell Farms	(1)		3.15%	03/01/25	$111,910	$25,062,334	$25,062,334
The Reserve at Wescott Plantation	(2)		3.13%	03/01/25	90,874	20,225,208	20,225,208
Jackson Park Place	(3)		3.14%	03/01/25	128,463	28,536,331	28,536,331
The Greenhouse	(4)		3.53%	10/01/25	44,015	9,518,447	9,518,447
Arbors of Dublin	(5)		3.53%	10/01/25	65,293	13,696,244	13,696,244
Woodberry	(6)		3.53%	10/01/25	55,995	12,109,025	12,109,025
Cornerstone	(7)		3.53%	10/01/25	128,555	27,800,206	27,800,206
Total Mortgage Notes Payable						136,947,795	136,947,795

Bonds Payable:
Arbor Hills	(8	), (9)	1.53%	12/01/25	47,723	26,150,000	26,150,000
Brentwood Oaks	(9)		1.06%	07/15/31	10,651	11,320,000	11,320,000
Covey at Fox Valley	(9)		1.06%	10/15/27	14,768	12,410,000	12,410,000
Total Bonds Payable						49,880,000	49,880,000

Subtotal						186,827,795	186,827,795
Cumulative unrealized appreciation						-	-
Mortgage Notes and Bonds Payable, at Fair Value						186,827,795	186,827,795

Unsecured Credit Facility
Tranche B	(10)		LIBOR + 2.00%	06/30/18	62,602	20,359,322
						20,359,322	See note 10

Total Mortgage Notes, Bonds, and Credit Facilities Payable						$207,187,117

Mortgage Notes Payable:

(1)

On February 25, 2015, Oakwell Farms paid-off its existing loan and entered into a new loan with a bank in the amount of $25,500,000. The loan provides for interest only payments for two years at a variable rate of LIBOR + 1.78%. Thereafter, monthly payments will include principal payments of $43,767. The loan matures on March 1, 2025.

(2)

On February 26, 2015, The Reserve at Wescott Plantation paid-off its existing loan and entered into a new loan with a bank in the amount of $20,587,500. The loan provides for interest only payments for two years at a variable rate of LIBOR plus 1.76%. Thereafter, monthly payments will include principal payments of $36,229. The loan matures on March 1, 2025.

(3)

On February 26, 2015, Jackson Park Place paid-off its existing loan and entered into a new loan with a bank in the amount of $29,047,500. The loan provides for interest only payments for the first two years at a variable rate of LIBOR plus 1.77%. Thereafter, monthly payments will include principal payments of $51,117. The loan matures on March 1, 2025.

(4)

On September 30, 2015, the secured credit facility in the amount of $84,718,000 which was collateralized by Arbors of Dublin, Brentwood Oaks, Morganton Place, Greenhouse Apartments, The Village at Cliffdale, Woodberry Apartments, Covey at Fox Valley and Cornerstone Apartments was paid-off. At the same time, Greenhouse Apartments entered into a new loan with a bank in the amount of $9,563,508. The loan provides for interest only payments for two years at a variable rate of LIBOR + 2.16%. Thereafter, monthly payments will include principal payments of $15,020. The loan matures on October 1, 2025.

(5)

On September 30, 2015, the secured credit facility in the amount of $84,718,000 which was collateralized by Arbors of Dublin, Brentwood Oaks, Morganton Place, Greenhouse Apartments, The Village at Cliffdale, Woodberry Apartments, Covey at Fox Valley and Cornerstone Apartments was paid-off. At the same time, Arbors of Dublin entered into a new loan with a bank in the amount of $14,332,500. The loan provides for monthly interest payments at a variable rate of LIBOR + 2.16% plus a fixed principal component of $23,565. The loan matures on October 1, 2025.

(6)

On September 30, 2015, the secured credit facility in the amount of $84,718,000 which was collateralized by Arbors of Dublin, Brentwood Oaks, Morganton Place, Greenhouse Apartments, The Village at Cliffdale, Woodberry Apartments, Covey at Fox Valley and Cornerstone Apartments was paid-off. At the same time, Woodberry Apartments entered into a new loan with a bank in the amount of $12,166,350. The loan provides for interest only payments for two years at a variable rate of LIBOR + 2.16%. Thereafter, monthly payments will include principal payments of $19,108. The loan matures on October 1, 2025.

(7)

On September 30, 2015, the secured credit facility in the amount of $84,718,000 which was collateralized by Arbors of Dublin, Brentwood Oaks, Morganton Place, Greenhouse Apartments, The Village at Cliffdale, Woodberry Apartments, Covey at Fox Valley and Cornerstone Apartments was paid-off. At the same time, Cornerstone Apartments entered into a new loan with a bank in the amount of $27,931,814. The loan provides for monthly interest only payments for two years at a variable rate of LIBOR + 2.16%. Thereafter, monthly payments will include a principal component of $43,869. The loan matures on October 1, 2025.

Bonds Payable:

(8)	The bond is also collateralized with Littlestone of Village Green.
(9)	The interest rate is based on a weekly variable rate, which is determined by a highly rated bond composite variable rate.

Unsecured Credit Facility:

(10)

In connection with the acquisition of APRO, the Company entered into an unsecured credit facility (the “Loan”) with a bank in the amount of $175,000,000. On September 30, 2013, the Company executed an Amendment and Restated Loan Agreement which extends the maturity until December 31, 2017. On January 26, 2015 the Company executed the First Amendment to Amended and Restated Loan Agreement where the lender assigned its 50% interest in Tranche B to The B Note Funding LLC, an affiliate of the Company. The Loan may be prepaid without penalty, requires mandatory repayments from the proceeds of sales, and restricts distributions until the loan is paid in full. The loan also has reduced the pay rate on Tranche B to a floating rate of 200 basis points over LIBOR while increasing the additional accrual rate on Tranche B to 500 basis points over LIBOR. However, the aforementioned accrued interest will be forgiven each time the Company pays the above mentioned required principal payment timely, as defined in the Loan Agreement.

During the year ending December 31, 2017, the Company paid-off its existing Tranche A loan and extended the maturity date of Tranche B to June 30, 2018. As of and for the year ended December 31, 2017, the Company is in compliance with certain financial ratios which must be maintained during the life of the Loan.

As of December 31, 2017, scheduled principal payments on mortgage notes, bonds and credit facilities are as follows:

Years              Amount

2018               $ 23,151,429

2019                    2,792,107

2020                    2,792,107

2021                    2,792,107

Thereafter       175,659,367

                      $207,187,117

5.     INTEREST RATE DERIVATIVES

The Company entered into LIBOR rate cap agreements (the “Rate Caps”) to manage its exposure to increases in LIBOR on its variable rate borrowings in order to control interest expense.

The following summarizes the Company’s Rate Caps at December 31, 2017:

                                                                                        Receive/

     Type                     Maturity     Notional Amount     Cap Rate          Fair Value

       LIBOR CAP     12/15/21      $ 12,410,000                  6.00%          $      401

       LIBOR CAP     01/01/20         13,400,000                  6.00%                      -

       LIBOR CAP     01/01/20         12,750,000                  6.00%                      -

       LIBOR CAP     09/15/21         11,240,800                  9.27%                      -

       LIBOR CAP     08/01/18         20,261,437                  4.39%                      -

       LIBOR CAP     12/01/18         28,587,448                  5.07%                      -

       LIBOR CAP     03/01/18         25,106,100                  5.15%                      -

                                                    $ 123,755,785                                     $       401

The Company is exposed to credit losses from counter party non-performance, but does not anticipate any losses from its agreements. The net fair value of the Rate Caps is estimated to be $401 as of December 31, 2017, and is reported under prepaid expenses and other assets in the accompanying consolidated statement of assets and liabilities. No payments were made to the Rate Caps during the year ended December 31, 2017. The Company recognized net unrealized depreciation on the Rate Caps of $47,787 for the year ended December 31, 2017.

6.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, cash equivalents, restricted cash, interest rate derivatives, accounts payable and loans payable. Cash, cash equivalents, restricted cash and accounts payable are carried at amounts that approximate their fair value. The interest rate caps are carried at fair value as described in Note 5.

Effective January 1, 2008, management has elected to measure all of its debt, except for the unsecured credit facility, at fair value. However, management reserves the right to elect to measure future eligible financial assets or liabilities at fair value. The fair value of the mortgage notes and bonds payable has been determined as described in Note 2. The fair value of the unsecured credit facility is approximately $20,359,322 at December 31, 2017.

7.     ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

The accounting guidance for Fair Value Measurements establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in determining fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level of input that is significant to the fair value measurement.

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value is calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The three levels of fair value hierarchy are described below:

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

●	Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active, dealer or broker markets;

●	Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. Accordingly, when available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. If market data is not readily available, fair value is based upon other significant unobservable inputs such as inputs that reflect the Company’s own assumptions about the inputs market participants would use in valuing the investments. Investments valued using unobservable inputs are classified to the lowest level of any input that is most significant to the valuation. Thus, a valuation may be classified in Level 3 even though the valuation may include significant inputs that are readily observable.

The following major categories of assets and liabilities were measured at fair value during the year ended December 31, 2017:

	Level 2:	Level 3:
	Significant	Significant
	Other Observable	Unobservable	2017
	Inputs	Inputs	Total
Assets
Investment in real estate properties	$120,575,000	$248,025,000	$368,600,000
Interest rate derivatives	-	401	401
Total assets	$120,575,000	$248,025,401	$368,600,401

Liabilities
Mortgage notes and bonds
payable	$-	$186,827,795	$186,827,795
Total liabilities	$-	$186,827,795	$186,827,795

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value using significant unobservable inputs (level 3) during the year ended December 31, 2017:

	Investment in	Mortgage notes	Derivative
	Real Estate	and bonds	Financial
	Properties	payable	Instruments

Balance at December 31, 2016	$378,460,000	$(211,673,558)	$48,188

Net unrealized gain (loss) included in net increase in
net assets resulting from operations	44,121,909	-	(47,787)
Realized loss on sale of investment in real estate	(20,492,141)	-	-
Proceeds from sale of investment in real estate	(38,501,072)	-	-
Capital additions	5,011,304	-	-
Repayment of mortgage notes payable	-	24,845,763	-
Transfer from Level 3 to Level 2	(120,575,000)
Balance at December 31, 2017	$248,025,000	$(186,827,795)	$401

The amount of total gains/(losses) for the period included in net increase in net assets resulting from operations attributed to the change in the unrealized appreciation and depreciation relating to investments in real estate and mortgage notes and bonds payable still held at the reporting date.	$8,173,673	$-	$(47,787)

The values of real estate properties have been prepared giving consideration to the income and sales comparison approaches of estimating property value. The income approach estimates an income stream for a property and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted rate. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and industry data. The sales comparison approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. Generally, the income approach carries the most weight in the value reconciliation. The Company’s real estate properties are generally classified within Level 3 of the valuation hierarchy.

The mortgage notes payable are all variable rate loans at December 31, 2017; therefore they are reported at amortized cost.

The following table shows quantitative information about significant unobservable inputs related to Level 3 fair value measurement used at December 31, 2017:

The key inputs to valuation of interest rate caps are not made available by the counterparties.

	Fair	Valuation	Unobservable	Range
	Value	Techniques	Inputs	(Weighted Avg)

Investment in real estate properties	$248,025,000	Discounted cash flows (DCF)	Discount rate	6.50% - 8.00%	(7.18%)
			Capitalization rate	5.00% - 6.25%	(5.78%)
			DCF Term (years)	10 years (10 years)

8.     MANAGEMENT SERVICES

A management agreement between the Company and the Manager was entered into on June 4, 2007. The agreement provides for the Manager to perform property management services for which it receives a property management fee equal to 4.5% of the gross receipts from real estate properties. For the year ended December 31, 2017, the Company incurred $1,870,302 of property management fees, which are included in operating expenses in the accompanying consolidated statement of operations.

The Manager and certain affiliates provide essential services related to the activities or operations of the Company and its properties. The Manager and affiliates are paid fees and receive reimbursement of expenses directly related to the services provided. The charges for these services are no more than what would be reasonably paid to third parties. These fees and expenses are included in operating expenses in the accompanying consolidated statement of operations. For the year ended December 31, 2017, the Company paid $0 financing service fees to the Manager and affiliates.

For the year ended December 31, 2017, the Company paid brokerage fees of $139,500 to the Manager and affiliates, which are included in realized loss on sale of investment in real estate properties in the accompanying consolidated statement of operations.

9.      COMMITMENTS

The Company has eleven wholly-owned real estate investments for which capital may be provided without being contractually obligated to do so.  Such additional capital is generally provided in the ordinary course of business to fund recurring and non-recurring capital improvement activities.  The majority of the wholly-owned real estate investments did not require capital or non-contractual financial support during 2017.

10.     FINANCIAL HIGHLIGHTS

The following represents the financial highlights for the year ended December 31, 2017:

Ratios to weighted average net assets: (1)

Net investment income (2)                                                 9.41%

Fund level expenses, including management fees         1.02%

Internal rate of return (3)

           Inception through December 31, 2016                 0.45%

           Inception through December 31, 2017                 2.91%

Ratio of capital contributions received to total

capital commitments (includes General Partner) (4)     90.9%

(1)

Weighted average net assets are calculated for the Members based upon the weighted average of the beginning and ending net assets for the year ending December 31, 2017 and using the actual date of capital contributions and distributions during the year ended December 31, 2017.

(2)	Net investment income includes income less all expenses other than any realized gains or losses on investments in real estate properties and unrealized appreciation or depreciation.
(3)

Internal rate of return net of all fees was calculated using the actual date of capital contributions and distributions since inception, and net assets at December 31, 2017 and December 31, 2016 of the Members’ aggregate capital as of each measurement date.

(4)	As of December 31, 2017, the Company has called and received cumulatively $124 million of committed capital from the Members.

11.     RISKS AND UNCERTAINTIES

The Company and the properties in which it has an interest are operating in a challenging and uncertain economic environment. Financial and real estate companies continue to be affected by liquidity, disparity of real estate values and financing issues. Should market conditions deteriorate, there is no assurance that such conditions will not result in a further decrease in value of real estate, decreased cash flows or the ability to repay, refinance or extend the Company’s debt when it comes due.

12.     SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2018, which is the date the financial statements were available for issuance. On January 9, 2018, investment in Woodberry was sold for $22,750,000. Also, on January 10, 2018, a principal paydown was made on the Tranche B note for $10,383,244 from net proceeds of the sale.

Subsequent to year-end, investment in Jackson Park Place was placed under contract for sale for a purchase price of $51,525,000.